NAME OF REGISTRANT: Friends of the Earth

NAME OF PERSON RELYING ON EXEMPTION: Friends of the Earth

ADDRESS OF PERSON RELYING ON EXEMPTION: 1101 15th St NW, Washington DC 20005

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal to cast votes against director

Argument in Favor

Procter & Gamble AGM Date: October 12, 2021

Friends of the Earth has submitted this proposal for consideration by fellow shareholders.

RESOLVED: Shareholders request that votes be cast against the renomination of Angela Braly, Chair of P&G’s Governance and Public Responsibility Board.

Supporting statement: At its 2020 shareholder meeting, 67 percent of voting shareholders urged Procter & Gamble (P&G) to increase the scale, pace and rigor with which it addresses environmental and social harms linked to its sourcing of pulp and palm oil. Despite the clear directive from shareholders, P&G’s current leadership has taken insufficient action to respond to the systemic, material risks of P&G’s ongoing exposure to deforestation, primary forest degradation, and human rights violations in its pulp and palm oil supply chains. P&G’s Governance and Public Responsibility Board bears significant responsibility for continued risk exposure. Therefore, votes against the standing chair of P&G’s Governance and Public Responsibility Board are warranted.

Rationale for a “No” Vote on the renomination of Angela Braly:

Shareholders’ request that votes be cast against the renomination of Angela Braly, Chair of P&G’s Governance and Public Responsibility Board, rest on two considerations:

1)	P&G’s actions have been insufficient to mitigate deforestation and forest degradation risk and associated human rights risk, and may leave the company exposed to significant operational, reputational and legal risks. P&G’s Governance and Public Responsibility Board bears significant responsibility for continued risk exposure.
2)	Angela Braly’s track record demonstrates that she lacks the professional skills to guide P&G on sensitive Environmental, Social and Governance issues, and her close association with ExxonMobil presents a conflict of interest in managing and mitigating climate-related risks.

Background

Deforestation and primary forest degradation are primarily caused by cutting down forests to grow commodity crops, like palm oil, and selectively logging intact forests to source forest products, like wood pulp.i  Investors and banks are increasingly attentive to deforestation and forest degradation risk as it is “largely driven by specific economic activities and is thus a sector-specific risk.”ii Deforestation and forest degradation drive systemic risks such as climate change and biodiversity loss. Environmental degradation and climate change impair agricultural production, which potentially poses a material risk to P&G’s sourcing operations, including palm oil and wood pulp.iii Deforestation is linked to soil erosion and disrupted rainfall patterns, which can compromise agricultural yields, and has also been associated with problematic labor practices, ranging from withholding passports of migrant laborers to slave labor, child labor and land conflicts.

In response to the aforementioned systemic risks, 67 percent of voting P&G shareholders have urged the company to increase the scale, pace and rigor with which it addresses environmental and social harms linked to its sourcing of pulp and palm oil.

Proponents argue that P&G’s actions in response to shareholder concerns have been insufficient to mitigate deforestation and forest degradation risk and associated human rights risk, and may leave the company exposed to significant operational, reputational and legal risks. Proponents further argue that P&G’s Board of Directors lacks the perspective to guide P&G on sensitive Environmental, Social and Governance issues.

1)	P&G’s actions have been insufficient to mitigate deforestation and forest degradation risk and associated human rights risk, and may leave the company exposed to significant operational, reputational and legal risks. P&G’s Governance and Public Responsibility Board bears significant responsibility for continued risk exposure.

In an evident effort to meet the requirements of the 2020 shareholder proposal, P&G has published an Investor ESG Platform,iv a Forestry Report,v and additional supplemental materials.vi However these publications include little that substantially improves the company’s approach to sustainability. Namely:

●	P&G has said it will not eliminatevii sourcing from carbon-dense primary forests.

●	The company continues to source large volumesviii of pulp from threatened boreal caribou habitat for its tissue products.

●	P&G relies on contested claimsix by Canadian federal and provincial governments about the sustainability of forestry operations in Canada, despite ongoing logging in old growth forests,[x] rapid species declines, environmental rollbacks,xi evidence of deforestation,xii and Canada’s recent ranking as having the third-highest intact forest loss in the world.xiii

●	P&G states on its investor websitexiv that the PEFC and SFI certification systems it uses for pulp sourcing are sufficient to mitigate risk guarantee threatened species protections and free, prior, and informed consent of Indigenous Peoples. Proponents argue that SFI and PEFC are not sufficiently rigorous and continued reliance on them could continue to leave the company exposed to deforestation, forest degradation, biodiversity loss, and human rights violations, posing reputational and material financial risks.xv

o	Unlike FSC, SFI does not mention the right to free, prior, and informed consent (FPIC) of indigenous peoples,xvi nor does SFI have audits that are peer reviewed or require transparent data sets.xvii
o	Over 35 major companies, including 3M, Hewlett Packard, and Office Depot, have committed to avoiding the use and promotion of SFI due to the reputational risk it poses to their brands.xviii
o	SFI, which is endorsed by PEFC, allows for the conversion of natural forest to plantations,xix does not impose meaningful limits on clearcutting of natural forest,xx and does not prohibit harvesting from old growth and high conservation value (HCV) forests.xxi

●	According to P&G’s current mill listxxii P&G continues to source large volumes of palm oil from suppliers known to have ongoing links to deforestation and related human rights risks in Indonesia.xxiii

o	FGV, one of the company's main palm oil suppliers and joint venture partner, continues to endurexxiv a withhold release orderxxv due to ongoing forced labor and human rights violations.

o	Another direct palm oil supplier, Sime Darby, had a similar petition filed with U.S. Customs and Border Protectionxxvi to block palm oil imports due to forced labor concerns.

o	Another direct palm oil supplier, Golden Agri Resources, is linked to corruptionxxvii as executives from its subsidiaries were sentenced to prison for bribing government officials, and faces ongoing allegations of systemic legal violations.xxviii P&G’s continued association with these suppliers presents ongoing material risks.

●	P&G has put significant resources into promoting its commitment to social responsibility.xxix However, when Indonesian communities reported grave human rights violations by palm plantation companies at the upstream end of P&G’s supply chain,xxx P&G deferred the issue to an intermediary supplier and proved unwilling to meet with impacted community complainants in a way that guarantees their safety and security. Such an approach, proponents argue, allows human rights risks to persist within P&G’s supply chains.

●	Free, Prior and Informed Consent (FPIC) is an important tool for mitigating human rights risk and associated operational and reputational risks. xxxi P&G’s names FPIC as “fundamental to the way we manage our business.” xxxii However, P&G has no contractual obligations of its suppliers in regard to implementing or documenting FPIC practices – thereby providing little assurance that it will be able to determine whether a supplier has violated the policy, much less enact consequences against any violator. As such, P&G will continue to be exposed to significant operational and reputational risks.

2)	Angela Braly’s track record makes clear that she lacks the perspective to guide P&G on sensitive Environmental, Social and Governance issues.

Angela Braly has served on P&G’s board since 2009, and currently serves as chair of P&G’s Governance and Public Responsibility committee. As such, she is responsible for guiding the board’s recommendations on social responsibility issues, which gives her a distinct role in addressing the aforementioned environmental and social risks. Ms. Braly she has a long and questionable track record of addressing corporate risk, particularly regarding sustainability.

•	Since 2016 Ms. Braly has served on the board of ExxonMobil,xxxiii the second largest fossil fuel company in the world. ExxonMobil has worked knowingly and aggressively for decades to deny the scientific consensus on global warming, including having spent “at least $37 million funding 69 organizations that … denied and discredited climate science, from 1998 through 2019.”xxxiv
•	From 2019-2021 Ms. Braly served as the chair of the board’s Public Information and Contributions Committee, in which role she implicitly sanctioned the oil and gas giant’s climate denial tactics. In 2019, ExxonMobil contributed $690,000 to eight climate science denier groups.xxxv Forty percent of the more than $1 millionxxxvi it contributed to congressional incumbent campaigns during the 2019-20 election cycle went to 115 of the 150 climate science deniersxxxvii in congress.xxxviii As recently as 2021, ExxonMobil continued to “aggressively’ [fight] against [climate] science by using third-party ‘shadow groups.’" “xxxix
•	ExxonMobil’s public information campaigns and contributions to climate denialism ultimately led to dramatic board upheaval in 2021.xl BlackRock, a major ExxonMobil shareholder, opposed Ms. Braly’s 2020 reelection to ExxonMobil’s board, citing her ineffectiveness in addressing climate-related risk.xli

Conclusion

Despite a 67 percent shareholder directive, P&G continues to face severe exposure to climate risk, in addition to the risks of both human rights violations and threatened species habitat in its supply chains. P&G’s Governance and Public Responsibility Board bears significant responsibility for continued risk exposure. Angela Braly’s track record demonstrates that she lacks the perspective to guide P&G on sensitive Environmental, Social and Governance issues, and her close association with ExxonMobil presents a conflict of interest in managing and mitigating climate-related risks.

Shareholders are urged to oppose the renomination of Angela Braly to P&G’s Board of Directors.

i https://www.ucsusa.org/global-warming/stop-deforestation/whats-driving-deforestation

ii https://chainreactionresearch.com/reports/economic-drivers-of-deforestation-sectors-exposed-to-sustainability-and-financial-risks/

iii https://www.climateandlandusealliance.org/wp-content/uploads/2016/02/Effects_of_Tropical_Deforestation_Policymaker_Summary.pdf

iv https://www.pginvestor.com/esg/esg-overview/default.aspx

v https://s1.q4cdn.com/695946674/files/doc_downloads/2021/03/ForestryPracticesReport_3-29-21.pdf

vi https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2021/Forestry/06/8958_P-G_Forestry_Practices_Report_A-4.pdf

vii https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2021/Forestry/06/8958_P-G_Forestry_Practices_Report_A-4.pdf

viii https://www.nrdc.org/experts/ashley-jordan/evidence-mounts-pgs-role-degrading-intact-forests

ix https://www.nrdc.org/experts/jennifer-skene/northern-exposure-unseen-loss-northern-forests

x https://www.aljazeera.com/news/2021/6/8/inside-battle-to-save-canada-ancient-old-growth-forests

xi https://www.nationalobserver.com/2020/06/03/news/heres-every-environmental-protection-canada-has-been-suspended-delayed-and-cancelled

xii https://www.nrdc.org/experts/shelley-vinyard/canadian-boreal-wood-buyers-youve-been-had-finds-report

xiii https://www.nrdc.org/experts/josh-axelrod/report-major-ecosystem-losses-canadas-boreal-2000

xiv https://www.pginvestor.com/esg/environmental/forestry/pulp/default.aspx

xv https://www.researchgate.net/figure/Comparison-of-FSC-PEFC-and-SFI-certification-Systems_tbl1_31426037

xvi https://ca.fsc.org/preview.are-all-forest-certification-systems-equal-an-opinion-on-indigenous-engagement-in-the-fsc-and-sfi.a-1874.pdf

xvii https://ca.fsc.org/preview.are-all-forest-certification-systems-equal-an-opinion-on-indigenous-engagement-in-the-fsc-and-sfi.a-1874.pdf

xviii  https://www.stand.earth/page/past-achievements/great-bear-rainforest/these-businesses-made-right-decision-forests-they%E2%80%99ve

xix https://www.sfiprogram.org/wp-content/uploads/Major-Enhancements-2015-2019_final_feb4_lowres.pdf

xx https://www.nrdc.org/sites/default/files/sfi-report-new-and-unimproved.pdf

xxi https://www.sfiprogram.org/wp-content/uploads/Major-Enhancements-2015-2019_final_feb4_lowres.pdf

xxii https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2021/PG-Palm-Oils-Mill-List-FINAL.pdf

xxiii https://www.ran.org/leuser-watch/indonesian-forestry-titan-royal-golden-eagle-remains-a-major-roadblock-to-progress-in-saving-leuser-ecosystem/

xxiv https://www.cbp.gov/trade/programs-administration/forced-labor/withhold-release-orders-and-findings

xxv https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-order-palm-oil-produced-forced-labor-malaysia

xxvi https://apnews.com/article/f2c5f18ce50abfb731aaa2c8891fbcb6

xxvii https://www.cnnindonesia.com/nasional/20190328195540-12-381615/kpk-eksekusi-tiga-pejabat-sinar-mas-ke-lapas-tangerang

xxviii https://www.forestpeoples.org/en/palm-oil-rspo/press-release/2020/large-scale-bribery-and-illegal-land-use-violations-alleged-large

xxix https://www.pginvestor.com/esg/environmental/forestry/palm-overview/partnerships-force-for-good-programs/default.aspx

xxx https://www.wilmar-international.com/docs/default-source/default-document-library/sustainability/grievance/grievance-case-report/surat-untuk-pg-letter_walhi_public.pdf?sfvrsn=fc262385_2

xxxi https://forest500.org/analysis/insights/why-fpic-important-deforestation-free-supply-chains

xxxii https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2021/Forestry/06/8958_P-G_Forestry_Practices_Report_A-4.pdf

xxxiii https://corporate.exxonmobil.com/News/Newsroom/News-releases/2016/0525_Angela-Braly-elected-to-ExxonMobil-Board

xxxiv https://blog.ucsusa.org/elliott-negin/exxonmobil-claims-shift-on-climate-continues-to-fund-climate-deniers/

xxxv https://corporate.exxonmobil.com/Sustainability/Community-engagement/Worldwide-giving/Worldwide-Giving-Report

xxxvi https://www.opensecrets.org/orgs/recipients?id=d000000129

xxxvii https://www.americanprogressaction.org/issues/green/news/2019/01/28/172944/climate-deniers-116th-congress/

xxxviii https://blog.ucsusa.org/elliott-negin/exxonmobil-claims-shift-on-climate-continues-to-fund-climate-deniers/

xxxix https://www.eenews.net/articles/exxon-sting-surfaces-in-climate-litigation/

xl https://www.reuters.com/business/sustainable-business/shareholder-activism-reaches-milestone-exxon-board-vote-nears-end-2021-05-26/

xli https://www.blackrock.com/corporate/literature/press-release/blk-vote-bulletin-exxon-mobil-may-2020.pdf